

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Jennifer F. Scanlon
President and Chief Executive Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

      Re: UL Solutions Inc.
          Amendment No. 8 to Draft Registration Statement on Form S-1
          Submitted October 10, 2023
          CIK No. 0001901440

Dear Jennifer F. Scanlon:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 8 to Draft Registration Statement on Form S-1

Risk Factors
Risks Relating to our Indebtedness, page 67

1.   Revise to eliminate redundancy in this section, as it appears you repeat some risks, and enhance your risk factor discussion to quantify the amount of indebtedness you have incurred or will incur in the near future in order to put the magnitude of these risks in context.

Anti-takeover provisions in our governing documents..., page 79

2.   Please revise this risk factor to address the fact that from and after the Trigger Date, you will have a classified board, will not permit stockholders to act by written consent, will only permit special stockholders meetings to be called by the chairperson of your board of directors, your CEO or your board of directors, and will require a supermajority vote to amend your charter and bylaws.

Dilution, page 91

3.   Please ensure that "pro forma" defined herein is consistent with the "pro forma" under your capitalization disclosure on page 89. In this regard, you reflect the net proceeds from the sale of $300 million notes, other borrowings of $200 million, and a $600 million payment of special cash dividend in your pro forma capitalization table.

Exhibits

4.   We note that you intend to close your offering of 6.500% senior notes due 2028 on October 20, 2023. When available, please file the related notes, indenture, and registration rights agreement as exhibits to your registration statement, or tell us why you are not required to do so.

     Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland, Esq.